UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the six months period ended June 30, 2008.
Commission File No. 333-08880
MEXICAN SATELLITES,
a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
Satélites Mexicanos, S.A. de C.V.
Rodolfo Gaona No. 86, 4th floor
Col. Lomas de Sotelo
México, D.F., 11200, México
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S. A. DE C. V. AND SUBSIDIARIES
QUARTERLY REPORT ON FORM 6-K
INDEX TO UNAUDITED FINANCIAL STATEMENT

Page

PART I — FINANCIAL INFORMATION

Item 1. Basis of Presentation of Quarterly Periods Information	2

Item 2. Unaudited Financial Statements:

Consolidated Balance Sheets as of June 30, 2008 and December 31, 2007	3

Consolidated Statements of Operations for the six months period ended June 30, 2008 and 2007 and for the three months period ended June 30, 2008 and 2007	4

Consolidated Statements of Cash Flows for the six months period ended June 30, 2008 and 2007 and for the three months period ended June 30, 2008 and 2007	5

Condensed Notes to Consolidated Financial Statements	6

PART II — OTHER INFORMATION

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Six months results of operations from January to June 2008 and 2007	17

Second quarter results of operations from April to June 2008 and 2007	18

Item 4. Other Matters	20

Item 5. Signature	22

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
PART I — FINANCIAL INFORMATION
Item 1. Basis of Presentation of Quarterly Periods Information
The principal purpose in the preparation of the unaudited consolidated financial information of Satélites Mexicanos, S. A. de C.V. and its subsidiaries collectively (Satmex) reported in the 6K document for the six months period ended June 30, 2008 and 2007, it is to comply with the different covenants established in the First and Second Senior Priority Security Indentures. This same information shall be furnished to the First and Second Priority Holders.
According with the section 4.10 named Financial Statements within the Indentures, Satmex shall furnish after the end of each first three quarterly periods of each fiscal year the unaudited consolidated balance sheet as at the end of such quarter and the related unaudited consolidated statements of income and of cash flows for such quarters, setting forth in each case in comparative form the figures for the previous year only in the case of balance sheet.
According with the section 4.11 named Certificates and Other Information, within the Indentures, Satmex shall furnish quarterly (unaudited) financial information, including a Management’s Discussion and Analysis of Financial Condition and Results of Operations by quarter compared to the last year corresponding quarter.
The information included in the form 6K has been prepared in accordance with USGAAP. For statutory purposes books and records are maintained in Mexican pesos, Spanish language and Mexican Financial Reporting Standards. For USGAAP purposes Satmex keeps its accounting records in its functional currency, the US dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet rate.
Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event the accompanying statements are applicable only as of the date of this form 6K and we undertake no obligation to update or revise any of them.

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
PART I — FINANCIAL INFORMATION
Item 2. Unaudited Financial Statements
Consolidated Balance Sheets
(Thousands of U. S. dollars)

	June 30,	December 31,
	2008	2007
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$48,380	$37,176
Accounts receivable — net	13,270	8,181
Due from related parties	485	579
Inventories	399	338
Prepaid insurance	5,557	4,054
Deferred income taxes	378	709

Total current assets	68,469	51,037

Satellites and equipment — net	277,052	290,428
Concessions — net	41,713	42,419
Intangibles —net	40,077	52,860
Guarantee deposits and other assets	820	936
Goodwill	32,502	32,502

Total	$460,633	$470,182

Liabilities and Shareholders’(Deficit) Equity
Current liabilities:
Accrued interest	$1,407	$1,351
Accounts payable and accrued expenses	24,280	20,851
Due to related parties	120	116
Deferred revenue	2,344	2,344
Income tax payable	9	59

Total current liabilities	28,160	24,721
Debt obligations	399,601	393,171
Deferred revenue	66,526	67,698
Labor obligations	471	453
Accrued expenses	270	280
Deferred income taxes	670	915

Total liabilities	495,698	487,238

Contingencies and commitments (Note 11)

Minority interest in consolidated subsidiaries	2,802	2,388
Shareholders’ (deficit) equity:
Common stock	46,764	46,764
Accumulated deficit	(66,208)	(66,208)
Net loss	(18,423)	—

Total Shareholders’ (deficit) equity	(37,867)	(19,444)

Total	$460,633	$470,182

See accompanying notes to consolidated financial statements

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Unaudited Consolidated Statements of Operations
(Thousands of U. S. dollars)

	Six months period ended		Three months period ended
	June 30,		June 30,
	2008	2007	2008	2007

Revenues:
Satellite services	$45,004	$38,551	$23,093	$19,650
Alterna’TV	3,768	3,422	1,996	1,724
Broadband satellite services	6,451	7,142	3,327	5,126

	55,223	49,115	28,416	26,500

Cost and expenses:
Satellite services	10,496	10,157	5,361	4,653
Alterna’TV	1,827	1,112	946	518
Broadband satellite services	929	2,168	565	1,817
Selling and administrative expenses	11,199	10,563	6,767	5,150
Depreciation and amortization	29,816	26,780	14,938	14,085

	54,267	50,780	28,577	26,223

Operating income	956	(1,665)	(161)	277

Interest expense	(24,373)	(25,560)	(11,555)	(12,880)
Interest income	770	817	340	410
Net foreign exchange gain (loss)	298	(36)	232	114

Loss before other income, income taxes and minority interest	(22,349)	(26,444)	(11,144)	(12,079)

Other income	4,610	—	4,610	—
Income taxes	270	105	85	407
Minority interest	(414)	(388)	(247)	(340)

Consolidated net loss applicable to common shareholders	$(18,423)	$(26,937)	$(6,866)	$(12,826)

See accompanying notes to consolidated financial statements

Satélites Mexicanos, S. A. de C.V. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
(Thousands of U. S. dollars)

	Six months period ended		Three months period ended
	June 30,		June 30,
	2008	2007	2008	2007

Cash flows from operating activities:
Consolidated net loss	$(18,423)	$(26,937)	$(6,866)	$(12,826)
Adjustments to reconcile net loss to operating cash flows:
Minority interest	414	388	247	340
Depreciation and amortization	29,816	26,780	14,938	14,085
Labor obligations	(10)	—	(3)	—
Deferred income taxes	86	105	(7)	407
Deferred revenue	(1,172)	(1,173)	(586)	(586)
Interest capitalized in debt obligations (see Note 8b)	6,430	7,257	3,248	3,714
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable — net	(5,089)	(1,636)	(2,583)	(2,547)
Due from / to related parties	98	(532)	(132)	(302)
Inventories	(61)	233	(46)	347
Prepaid insurance	(1,503)	(1,932)	(3,333)	(3,762)
Guarantee deposits and others assets	116	645	(38)	636
Increase (decrease) in:
Accounts payable and accrued expenses	3,380	2,343	2,781	1,027
Accrued interest	56	(2,680)	28	31

Net cash flows provided by operating activities	14,138	2,861	7,648	564
Investing activities
Acquisition of equipment — net	(2,934)	(482)	(2,768)	54

Net cash flows (used in) provided by investing activities	(2,934)	(482)	(2,768)	54
Cash and cash equivalents:
Net increase	11,204	2,379	4,880	618
Cash and cash equivalents — beginning of period	37,176	24,528	43,500	26,289

Cash and cash equivalents — end of period	$48,380	$26,907	$48,380	$26,907

Supplemental disclosure:
Interest paid	$16,654	$19,705	$7,692	$8,492

Income tax paid	$1.281	$954	$630	$631

See accompanying notes to consolidated financial statements

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Condensed Notes to Unaudited Consolidated Financial Statements
(Thousands of U.S. dollars)
1. Organization and Principal Business
Satélites Mexicanos, S. A. de C. V. and subsidiaries (“Satmex” or the “Company”) is a lead provider of fixed satellite services in the American continent, providing satellite transmission capacity for fixed and mobile telephone networks, Internet, remote educational services, and maritime and aerial operating controls. It also markets the use of satellite transmission capacity for telecommunication transmission and broadcasting, which includes especial events, sports, news and entertainment. Related to direct-to-home television service, the Company has created Alterna’TV to offer TV programs in Spanish for Hispanic communities living in the United States of America (“USA”), and it also provides satellites services, through its main subsidiary, of transmission capacity for new applications, such as Internet access via satellite, telecommunication transmission and broadcasting.
Satmex, the bondholders and the shareholders initiated several actions to implement the agreements established in the Restructuring Plan, the Convenio Concursal and Restructuring Agreement. Such agreements were implemented on November 30, 2006 (the Effective Date), the date on which all the significant conditions established in the Restructuring Agreement and Convenio Concursal agreements were satisfied.
The new Company was formed on November 30, 2006, to succeed to the business conducted by its predecessor registrant Satélites Mexicanos, S.A. de C.V. (Old Satmex), which emerged from chapter 11 of the U.S. Federal Bankruptcy Law on October 26, 2006, for financial reporting purposes a new economic entity was established as Satmex and subsidiaries; however, each of the legal entities preserves its rights and responds to its obligations individually in accordance with Mexican laws.
2. Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) have been condensed or omitted pursuant to SEC rules. We believe that the disclosures made are adequate to keep the information presented from being misleading. The results of operations for the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the full year.
The December 31, 2007 balance sheet has been derived from the audited consolidated financial statements at that date. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in our latest Annual Report on Form 20-F filed with the SEC on June 27, 2008.
a.
Fresh-Start Reporting — As noted in the preceding note, Satmex emerged from bankruptcy on November 26, 2006 and pursuant to SOP 90-7 , Financial Reporting of Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”) we adopted fresh-start reporting as of November 30, 2006. Upon emergence, Satmex’s reorganization enterprise value as determined by the Bankruptcy Court was approximately $425 million which, after reduction of the debt obligations, results in a reorganization equity value of approximately $46.7 million. This reorganization enterprise value was allocated to assets and liabilities. Assets and liabilities were stated at fair value in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS 141”). In addition, Satmex’s accumulated deficit was eliminated, and the new debt and equity were recorded in accordance with distributions pursuant to the Plan of Reorganization (“POR”).

b.
Use of Estimates — The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the periods reported.

Such estimates include the allowance for doubtful accounts, the revenue recognition on Alterna’TV, the valuation of long-lived assets and goodwill, the valuation allowance on deferred income tax assets, and the estimated useful lives of each satellite. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
c.
Cash and Cash equivalents — This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

d.
Concentrations of Credit Risk — Financial assets, which potentially subject Satmex to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Satmex’s cash and cash equivalents are maintained with high-credit quality financial institutions. Satmex’s customers are several companies of the private domestic sector and foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to its current customer base.

The main customers for Satellite services — broadcasting are Grupo Televisa and Productora y Comercializadora de Televisión, S. A. de C.V.; Satellite services — telecommunications are Teléfonos de México, S. A. de C. V. and Telmex Perú, S. A.; Satellite services — data transmission and Internet is Hughes Network Systems, Inc.; Alterna’TV are Direct TV and Comcast LLC; and Enlaces Integra (Broadband satellite services) are Wal-Mart and Globalstar.

The satellite service revenues, Alterna’TV and broadband satellite services at June 30, 2008 and December 31, 2007 were obtained from:

	2008	2007
	%	%
Domestic customers	37	42
Hughes Networks Systems	24	26
Loral	2	2
Foreign customers	37	30
e.
Satellites and Equipment — The satellites and equipment are recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the satellites and equipment using the planned future use of each asset or group of assets, quoted market prices for assets where a market exists for such assets. In our determination of fair value, Satmex also considered whether an asset would be sold either individually or with other assets and the proceeds Satmex expected to receive from such sale.

Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided on the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Below are the estimated useful lives of the satellites and equipment as follows:

Satélites Mexicanos, S. A. de C. V. and Subsidiaries

Average Years
Satellites in-orbit — estimated useful life is determined by engineering analysis
Solidaridad 2	14.5
Satmex 5	15
Satmex 6	15

Equipment
Satellite equipment	3
Furniture and mixtures	10
Teleport, equipment and antennas	10
The Company insures its satellites to cover any possible loss, except for that mentioned in Note 11. The amounts of contracted coverage are based on satellite industry standards. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these concepts is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is recorded as a prepaid expense and amortized over the related policy period.
f.
Concessions — The concessions are recorded at their fair value and are being amortized over 40 years using the straight-line method. The concession related to operate a telecommunications public network is amortized over 23 years, which is the remaining useful life at the effective date, originally granted for 30 years.

g.
Valuation of Satellites and Long-Lived Assets — The carrying value of our satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Satmex periodically evaluate potential impairment loss relating to our satellites, amortizable intangible assets and other long-lived assets, when a change in circumstances occurs, by assessing whether the carrying amount of these assets can be recovered over their remaining lives through future undiscounted expected cash flows generated by those assets (excluding financing costs). If the expected undiscounted future cash flows were less than the carrying value of long-lived asset, an impairment charge would be recorded base on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows from our satellites could be impacted by, among other things:

•	Changes in estimates of the useful life of the satellite;

•	Changes in estimates of our ability to operate the satellite at expected levels;

•	Changes in the manner in which the satellite is to be used;

•	The loss of one or several significant customer contracts on the satellite.
h.
Goodwill — Goodwill represents the amount by which the Company’s reorganization equity value exceeded the fair value of its net assets (exclusive of debt obligations) in accordance with the provisions of SFAS No. 141, as of November 30, 2006, the date we adopted fresh-start reporting. Pursuant to the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized and is subject to an annual impairment test which the Company performs in the fourth quarter of each fiscal year, or if events and circumstances change and indicators of impairment are present, goodwill will be tested for impairment between annual tests.

i.
Intangible Assets — The intangible assets consist primarily of customer relationships, landing rights, contract backlog and internally developed software and technology The fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog which is amortized in accordance with the agreements maturity.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
j.
Income Taxes and Statutory Employee Profit Sharing — Income taxes and statutory employee profit sharing are recorded in the results of the year in which they are incurred. The Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized.

Beginning October 2007, the Company must determine whether it will incur regular income tax (“ISR”) or the new Business Flat Tax (“IETU”) in the future and, accordingly, recognize deferred taxes based on the tax it will pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits.

k.
Revenue Recognition — Satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.

Operating lease revenues are recognized on a straight-line basis over the lease term. Revenues for temporary services are recognized as services are performed.

Revenues from end-of-life leases for transponders are usually collected in advance. Satmex does not provide insurance and/or guarantee of any kind for the related transponders to these customers. Total revenue and related cost are accounted as sales-type leases and recognized in income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.

On a monthly basis, Satmex estimates the number of subscribers to Alterna’TV for each purchaser of its programming. Satmex applies the contractual value of each subscriber to calculate the monthly revenue attributable to the purchaser. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from the purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on definitive report. Variations between the estimated and actual revenue amounts are not material.

The public and private net signal and value-added services (“Broadband satellite services”) are recognized when rendered. The sale of antennas and installation services are recognized in the period which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas. Sales and installation of antennas are subject to contractual customer acceptance provisions; consequently, the Company recognizes revenue at the date of customer’s formal acceptance of the equipment.

l.
Deferred Revenue — Satmex is required to provide the Mexican federal government, at no charge approximately 362.88 MHz of its available transponder capacity for the duration of the concessions. In 1997, Satmex recorded $88 million as deferred revenue, as the value of this obligation, and an increase in the value of the concessions by the same amount. This obligation is being amortized over 40 years as an increase in revenue and corresponding increase in amortization expense. Amortization of deferred revenue totals $2.2 million annually for the Predecessor Registrant. As a result of the application of fresh-start reporting, deferred revenue was adjusted to fair value (see Note 5). Annual amortization is $2.3 million.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
4. Cash and Cash Equivalents

	June 30, 2008	December 31, 2007
Cash	$6,348	$4,671
Cash equivalents	42,032	32,505

	$48,380	$37,176

5. Satellites and Equipment

	June 30, 2008	December 31, 2007
Satellites in-orbit	$314,136	$314,136
Equipment for satellites	10,908	10,561
Furniture and fixtures	4,681	4,385
Leasehold improvements	70	18

	329,795	329,100
Accumulated depreciation and amortization	(55,920)	(39,960)

	273,875	289,140
Satellite under construction	2,958	391
Other construction in-progress	194	713
Advances to antenna suppliers	25	184

	$277,052	$290,428

For the period from January 1 to June 30, 2008, depreciation expense was $16.3 million.
6. Concessions

	June 30, 2008	December 31, 2007
Orbital concession	$41,700	$41,700
Public telecommunications network	2,248	2,248

	43,948	43,948
Accumulated amortization	(2,235)	(1,529)

	$41,713	$42,419

For the period from January l to June 30, 2008, amortization expense was $0.7 million.
7. Intangible Assets
The intangible assets recognized in connection with our adoption of fresh-start reporting are as follows:

	Weighted Average
	Remaining
	Amortization Period
	(Years)	June 30, 2008	December 31, 2007
Internally developed software and technology(2)	2	$270	$270
Landing rights (1)	1	60	60
Customer relationships (1)	5	2,128	2,128
Contracts backlog (1)	6	67,990	67,990

		70,448	70,448
Accumulated amortization		(30,371)	(17,588)

Total		$40,077	$52,860

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
The valuation methods used were the income approach (1) and cost (2) approach.
For the period from January 1 to June 30, 2008, amortization expense was $12.8 million.
Future annual amortization expense for intangible assets is estimated to be as follows:

2008 six months	$12,685
2009	13,689
2010	5,882
2011	3,034
2012	2,006
Thereafter	2,781

$40,077

8. Debt Obligations
The new bonds named FPSSN and SPSSN present the following amounts, rates and periods as of June 30, 2008:

	June 30, 2008	December 31, 2007
FPSSN at variable rate using LIBOR + 8.75% (approximately 11.45% and 13.94% for 2008 and 2007 respectively), due in 2011(a)	$238,237	$238,237
SPSSN at annual fixed rate of 10.125%, due in 2013 (b)	161,364	154,934

	$399,601	$393,171

a.	In exchange for cancellation of the old debt, at the Effective Date the FRNs holders received new bonds issued by Satmex, named FPSSN, whose main characteristics are as follows:
•	Maturity is on November 30, 2011.

•	Quarterly interest at annual LIBOR rate plus 8.75%.

•
Optional cash prepayments of principal and accrued interest plus 3%, 2% and 1%, in the first, second and third years, respectively. From the fourth year on, all payments will be at the stated interest rate.

•	Holders may request the Company to make prepayments of principal whenever the Satmex’s cash balance exceeds $5 million, based on the formula established in the contract.

•	In the event of any change in the share control of Satmex, holders may redeem all or part of the debentures at 101% of the unpaid balance of principal and accrued interest.

•
In the event of debt payment noncompliance and while this situation prevails, the penalty interest applicable to the unpaid principal balance will be 2% higher than the regular interest rate applicable at that time.

•
Principal and interest are guaranteed with the assets of Satmex in first place and precedence stage substantially over all the assets of Satmex per article 92 and subsequent articles of the Ley de Vías

•	Generales de Comunicación (“Law on General Communications Media”), and by a combination of pledges over the shares held by Satmex in Enlaces and the New Services Companies.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
b.	As an exchange and cancellation of the old debt, in the Effective Date, the HYBs holders received new bonds issued by Satmex, named SPSSN, whose main characteristics are as follows:
•	Maturity is on November 30, 2013.

•	Quarterly interest at the annual rate of 10.125%.

•
In the first year, the interest at the annual 10.125% rate will not be paid but added to the principal amount of the FPSSN; from the second up to the fifth year, 2% of the 10.125% interest will be paid in cash, and the remaining 8.125% will continue to be added to the principal amount of the FPSSN; and beginning in the sixth year, total interest will be paid in cash until the FPSSN have been paid in full.

•	Holders may request prepayments of principal, once the FPSSN have been fully paid, and there is available cash in excess of $5 million.

•
In the event of a change in the share control of Satmex other than that of a buyer approved under the Restructuring Agreement, and unless approved by 66.66% of the SPSSN holders, the holders may redeem all or part of the debentures of the unpaid balance of principal and accrued interest, which may take place at the same time as the change of share control.

•
Principal and interest are guaranteed with the assets of Satmex in second place and precedence stage substantially over all the Satmex assets, supported with a guarantee contract legally valid and linked in the present and in the future, and a combination of securities over the shares owned by Satmex like the shares of Enlaces and the New Service Companies securities that are subject to the bankruptcy protection condition of the FPSSN.

The contracts related to the new debt obligations issued by Satmex establish positive and negative covenants, common for this type of transaction. As part of those covenants Satmex is committed to provide periodic information to the bondholders, through the fiduciary agents HSBC Bank, N. A. and Wells Fargo Bank, N. A. (First Priority Indenture Trustee and Second Priority Indenture Trustee, respectively).
As of the date of issuance of these consolidated financial statements, the Company has complied with all aspects of contractual agreements and is timely complying with interest payments.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
9. Shareholder’s Equity
a.
The shareholding structure of Satmex consists of ordinary, nominative class I and a class II shares at no-par value, which are fully subscribed and paid in. The shares are divided into three series; the shares Series A, which may only be subscribed or acquired by Mexican nationals under certain mechanisms established in the Company’s bylaws, while the shares Series B and N may be freely subscribed or acquired by anybody, including foreign investors.

As of June 30, 2008 and December 31, 2007, the common stock at par value is as follows:

Shares
Common Stock			Variable Stock
Class I			Class II		Rights %
Series A	Series B	Series N	Series B	Series N	Voting	Economic

7,500,000	—	—	—	—	45.00	16.00
—	221,667	401,770	—	—	1.33	1.33
—	111,667	202,395	—	—	0.67	0.67
—	—	—	7,166,667	29,395,833	43.00	78.00
1,666,667	—	208,333	—	—	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	100.00	100.00

The “Ley Federal de Telecomunicaciones (“Federal Law of Telecommunications” or “LFT”), provides that foreign investors are not permitted by law to hold more than 49% of the Satmex’s common stock, however, in accordance with the Foreign Investments Law, the “neutral investment” shares (Series N) that Satmex may issue are not considered when determining the level of foreign investment participation in common stock.

Series A and B shares are ordinary. The Series N shares have limited voting rights and have no right to a preferred dividend since they are neutral investment shares. All shares are in trusts whose constructive possession is held as follows: for the Mexican federal government, 20% of the economic rights and 55% of the voting rights, and for Deutsche Bank Mexico, S. A., 80% of the economic rights and 45% of the voting rights.

Based on the above events, Satmex obtained authorization form the National Foreign Investment Commission to issue Series N neutral investment shares, and from the Federal Anti-Trust Board (“Comisión Federal de Competencia” or “CFC”) for the shareholding concentration derived from the capital increase. Similarly, Satmex obtained authorization from the SCT to modify its common stock structure as required by the concession titles granted to occupy geostationary orbital positions.

As of June 30, 2008 and December 31, 2007, the common stock of the Company amounted to $46.7 million.

b.
As of the Effective Date, Deutsche Bank Mexico, S. A., Institución de Banca Múltiple, División Fiduciaria, in its capacity as trustee, is the owner and holder of shares representing 96% of common stock with economic rights (including neutral investment shares) and 90% of the ordinary voting stock of Satmex.

c.
Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, in its capacity as trustee, is currently the registered owner and holder of shares representing 4% of the common stock with economic rights (including neutral investment shares) and 10% of the ordinary voting stock of Satmex.

d.
On October 4, 2007, the Board of Directors approved a specific plan for debt restructuring and capitalization with the purpose of refinancing the terms of the debt outstanding by replacing it with a new issuance of debt securities with less restrictive terms, assuring the necessary funds for the construction of the satellite Satmex 7.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
e.	On February 15, 2008, the Company’s Board of Directors authorized the following through its authorized representatives:

To continue the negotiations with one of the most important satellite builders, issuing an authorization to proceed (“ATP”), a document specifying the final contract terms and conditions for the acquisition of the satellite Satmex 7, including the agreements for its launch, provided the following limitation is fulfilled:

The maximum investment allowed in the indentures of the FPSSN and SPSSN will be $3,000 for 2007 and 2008, to carry out the design, marketing, engineering support, and other activities related to the development of the new satellite.

During 2007, the Company invested $400 for the above mentioned items. Therefore, the maximum amount authorized by the Board of Directors that Company’s management can use as of the execution of the ATP will be $2,600; which may not be refundable or recoverable if for any reason, including its inability to obtain the necessary authorizations or adequate financing, the Company decides to cancel the construction of the Satmex 7.

During the six-months ended June 30, 2008 the Company invested $2.6 million for the above mentioned items.

Effective March 1, 2008, the Company was authorized to operate Solidaridad 2 in an inclined orbit due to the impending transfer to the Mexican federal government. The final terms of this transaction are in the final phase of the negotiation.

f.
Shareholders’ equity, except restated paid-in capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

g.	As of June 30, 2008, the balance of the tax contributed capital account is $2,019,297, which is higher than shareholders’ equity according to the consolidated balance sheets.
10. Income and Asset Taxes
a.	Satmex and its subsidiaries are subject to ISR and through 2007, to tax on assets (“IMPAC”). The tax result of Satmex was a loss while that of Enlaces was a profit. ISR rate is 28% for 2008 and 2007.
b.
In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts. IMPAC is payable only to the extent that it exceeded ISR payable for the same period.

c.
On October 1, 2007, the Business Flat Tax Law (“LIETU”) was enacted and went into effect on January 1, 2008. In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008. IETU applies to sales of goods, provisions of independent services and the grant of the temporary use or enjoyment of goods, in the terms defined in such law, less certain authorized deductions.

IETU payable is calculated by subtracting certain tax credits from the tax determined. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The tax advances paid during the six months of 2008 amounted to $3,993. LIETU establishes that the IETU rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.

d.	The Asset Tax Law was repealed upon enactment of LIETU; however, IMPAC incurred in the last ten years may be recovered under certain circumstances, in accordance with the applicable tax regulations.
e.
Based on its financial forecasts, Company’s management has identified Satmex and Enlaces as entities that will essentially pay only ISR; accordingly, those companies only provide for deferred ISR. Also, based on its financial forecasts, Company’s management has identified the New Service Companies as entities that will essentially be

IETU payers; accordingly, those companies only provide for deferred IETU and eliminated the previously recognized deferred ISR.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
11. Contingencies and Commitments
Satellite and insurance matters
a.
The in-orbit insurance for Solidaridad 2 was not renewed primarily because the satellite’s life ends in 2008. Any uninsured loss of Solidaridad 2 would have a minor adverse effect on Satmex’s results of operations and financial position.

b.
In May 27, 2008, Satmex renewed the in-orbit insurance policy for the Satmex 6, which expires in May 27, 2009, and provides coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.
c.
In December 2007, Satmex renewed the in-orbit insurance policy for the Satmex 5 satellite, which expires in December 2008, and provides coverage for $90 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. Because XIPS has experienced anomalies on other similar satellites, this exclusion has become a typical feature in insurance policies for satellites with the same propulsion system. It also has another exclusion related to the anomaly from the channel 1C.

The insurance policy terms and conditions are according to actual industry standards. Any uninsured loss of Satmex 5 would have a material adverse effect on Satmex’s results of operations and financial position, the remaining bipropellant only useful life would be 2.92 ± 0.3 years from August 1, 2008.

Legal matters
d.
In accordance with the principal amendments to the IMPAC law on January 1, 2007, the IMPAC tax rate was reduced from 1.8% to 1.25% and a new methodology for its calculation, which is applicable to the total asset value without allowing the reduction of financial debt, was established. Satmex and Enlaces filed an appeal for legal protection to challenge the amendment of IMPAC law. As of the date of the accompanying consolidated financial statements, the Company has not received any response from tax authorities.

e.
Currently there is a lawsuit pending against us that was brought by Nexus International Broadcasting, Inc. (“Nexus”). Nexus is asserting a breach of the Exclusive Distribution Agreement dated March 30, 2005, that Satmex has with Nexus regarding the use of Nexus’ NDTV channel as part of Alterna’TV programming services in the U.S., and a violation of the federal trademark laws. Nexus is claiming damages of not less than $25 million plus costs and disbursements for its breach of contract claim, and has demanded an unspecified amount of damages, injunctive relief, costs, profits, disbursements and attorney fees for its statutory trademark claim. Satmex is currently investigating Nexus’s claim and formulating a litigation strategy, and will vigorously contest Nexus’s claims and protect its rights in connection with this matter.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Commitments
f.
Satmex entered into a new contract with SSL and granted to SSL an usufructo legal figure that grants to SSL the right to use and benefits from certain transponders until the end of life of the satellites Satmex 5 and Satmex 6. SSL was not required to post a bond related to the usufructo figure.

SSL has the right to receive a percentage (different for each satellite) of the net sale value of Satmex 5 and Satmex 6 or an amount equal to the market value related to the transponders granted under the usufructo figure, whichever is higher, determined by a panel of three experts in satellite valuation, and will not continue if Satmex or the new shareholders decide to not continue with the usufructo figure.

g.
The satellite concessions granted by the Mexican federal government, establish that Satmex should assign satellite capacity for them in band C and band Ku. The capacity assigned amounts to approximately 362.88 MHz.

h.
Satmex pays rights of usage for the facilities where control centers are located. Accordingly, with the concession titles it should pay rights during the concession period for an equivalent of 7.5% of the facilities value determined by experts assigned by the Mexican federal government and updated periodically. At June 30, 2008, the fees paid for the use of these control centers was $127.

Other Matters
i.
Satmex leases the building where are located its administrative offices. According with the leasing contract it establishes a mandatory period of three years starting in June 2005 and concluded in December 2008. Rental expense was $124 for June 30, 2008.

Satmex signed on July 1, 2008 a new building lease contract where the new administrative offices will be located including a mandatory period of five years and three months starting in October 1, 2008 and concluding in December 31, 2013. The minimum future payments, until the end of the contract, amount $2.6 million.

j.	Future minimum revenues due from customers under non-cancelable operating lease contracts for transponder capacity on satellites in-orbit as of June 30, 2008, are as follows:

Expiration Date	Amount

2008	$36,925
2009	48,857
2010	28,635
2011	16,467
Thereafter	15,914

$146,798

k.
The Primary Control Center is part of a building complex that also houses equipment owned and used for the Mexican federal government’s teleport and mobile telecommunications services systems. Teleport of Enlaces is also housed at the Primary Control Center. A request for approval of the operation of Enlaces’ Teleport in the Primary Control Center was filed with SCT by Enlaces in August 2000. No official response has been received as of the date hereof. While we are the only user of the building that houses the Primary Control Center, Satmex is required to share the water facilities of this site with the users of the rest of the buildings in the complex.

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Satélites Mexicanos, S. A. de C. V. and Subsidiaries
PART II — OTHER INFORMATION
Item 3. Management’s Discussion and Analysis of Financial Condition and Results Operations
(Thousands of U.S. dollars)
Results of Operations for the six months ended June 30, 2008 compared to June 30, 2007.
Revenue
Revenue for the first six months period ended June 30, 2008 was $55.2 million as compared to $49.1 million for 2007.
Revenue for the six months ended June 30, 2008 increased $6.1 million represented by $6.4 million of a net increase in fixed satellite services (FSS) integrated by new contracts of $2.2 million, increase in non-renewal contracts in an aggregate amount of $5.6 million, which were partially offset by contract cancellation of $1.4 million; a net increase in Alterna’TV revenue of $0.4 million (Alterna’TV revenues were $3.8 million in 2008, compared to $3.4 million in 2007) and a decrease of $0.7 million for broadband satellite services provided by Enlaces Integra, S de R.L. de C.V. (Enlaces) a 75% owned subsidiary acquired on November 30, 2006.
Operating Expenses
Operating expenses increased to $54.3 million in 2008 (98.3% in comparison to revenues), from $50.8 million in 2007 (103.4% in comparison to revenues), for the reasons described below:
Satellite Operations
Satellite operating cost is integrated by FSS, Alterna’TV and broadband satellite services, which consists primarily of annual renewals of the satellite insurance, the related personnel costs and orbital incentive provision, amounting to $13.3 million in 2008 (24% in comparison to revenues), as compared to $13.4 million in 2007 (27.4% in comparison to revenues). Net variance amounting $0.1 million is a decrease of $1.2 million in operations of broadband satellite cost, a decrease of $0.2 million in satellite insurance, an increase of $0.6 million in professional fees, an increase of $0.5 in Alterna’TV cost and an increase of $0.2 million in other costs.
Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and employee compensations, professional fees (legal, tax and auditing fees) and allowance for doubtful accounts, they were $11.2 million in 2008 (20.3% in comparison to revenues), as compared to $10.6 million in 2007 (21.5% in comparison to revenues). The effect is primarily due to a decrease of $1.2 million in salaries and employee compensations basically represented by payments to former executives as a part of their insurance packages since their departure in January 2007, partially offset by an increase of $1.5 million in professional fees and an increase of $0.3 million in other expenses.
Depreciation and Amortization
Depreciation expense was $16.3 million in the first six months of 2008 and $18.9 million in 2007. The depreciation effect was a decrease of $2.6 million as a consequence of the adjustment of the value of the equipment for satellites for the recognition of the “fresh-start accounting” in November 30, 2006. Amortization expenses relating to our concessions and intangible assets were $13.5 million in the first six months of 2008 and $7.9 million in 2007. The net increase of $5.6 million is due to the effect in the amortization derived from the contract backlog and public telecommunication network, asset accounted from the recognition of the “fresh-start accounting” in November 30, 2006.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
The net increase in depreciation and amortization in 2008 is because of the recognition of the new value of noncurrent assets starting December 1, 2006 as a consequence of the criteria of the “fresh-start accounting”.
Operating Loss
Our operating income for the six months of 2008 was $1.0 million and operating loss of $1.7 million in 2007.
Interest Expense
Total interest cost for the six months ended June 30, 2008 was $24.4 million, compared to $25.6 million in 2007. Our interest cost has variable cost associate with the interest rates.
Net Foreign Exchange Gain/Loss
We recorded a foreign exchange gain in the six months ended June 30, 2008 of $0.3 million as compared a $0.04 million foreign exchange loss in 2007. Foreign exchange loss and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Other Income
Due to the success of the lawsuit against a past customer, the other income has an increase of $4.6 million.
Deferred Income Tax
For the deferred income tax as of June 30, 2008, Satmex applied the different income tax rated applicable according to the estimated date of reversal. For the six months of 2008, we recorded a deferred income tax expense of $0.3 million on a loss before income taxes of $22.3 million less other income of $4.6 million, yielding a negative effective rate of 1.5%, and for 2007 we recorded a deferred income tax expense of $0.1 million on a loss before income taxes of $26.4 million yielding a negative effective rate of 0.4%. The change from 2008 to 2007 is primarily due to the rate effect of the currency remeasurement of temporary items, which were changed as a consequence of the recognition of the new lower value of noncurrect assets, because of the application of the criteria of the “fresh-start accounting” and the tax effect of inflation, partially compensated by the valuation allowance effect.
Results of Operations for the three months ended June 30, 2008 compared to June 30, 2007.
Revenue
Revenue for the second quarter of 2008 was $28.4 million as compared to $26.5 million for 2007.
Revenue for the second quarter of 2008 increased $1.9 million represented by $3.4 million of a net increase in fixed satellite services (FSS) integrated by new contracts of $1.3 million, increase in non-renewal contracts in an aggregate amount of $3.0 million, which were partially offset by contract cancellation of $0.9 million; a net increase in Alterna’TV revenue of $0.3 million (Alterna’TV revenues were $2.0 million in 2008, compared to $1.7 million in 2007) and a decrease of $1.8 million for broadband satellite services provided by Enlaces Integra, S de R.L. de C.V. (Enlaces) a 75% owned subsidiary acquired on November 30, 2006.
Operating Expenses
Operating expenses increased to $28.6 million for the second quarter of 2008 (100.6% in comparison to revenues), from $26.2 million in 2007 (99.0% in comparison to revenues), for the reasons described below:

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Satellite Operations
Satellite operating cost is integrated by FSS, Alterna’TV and broadband satellite services, which consists primarily of annual renewals of the satellite insurance, the related personnel costs and orbital incentive provision, amounting to $6.9 million in the second quarter of 2008 (24.2% in comparison to revenues), as compared to $7.0 million in 2007 (26.4% in comparison to revenues). The decrease of $0.1 million is primarily due to a net decrease of $1.2 million in the operations of broadband satellite cost, an increase of $0.6 million in professional fees, an increase of $0.3 million in Alterna’TV cost and the increase of $0.2 million in other operating costs.
Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and employee compensations, professional fees (legal, tax auditing fees) and allowance for doubtful accounts, they were $6.8 million in the second quarter of 2008 (23.8% in comparison to revenues), as compared to $5.2 million in 2007 (19.4% in comparison to revenues). The effect is due to an increase of $2.0 million in professional fees. This increase was offset by a decrease of $0.4 million in salaries and employee compensations.
Depreciation and Amortization
Depreciation expense was $8.2 million in the second quarter of 2008 and $10.1 million in 2007. The depreciation effect was a decrease of $1.9 million as a consequence of the adjustment of the value of the equipment for satellites for the recognition of the “fresh-start accounting” in November 30, 2006. Amortization expenses relating to our concessions and intangible assets were $6.8 million in the second quarter of 2008 and $4.0 million in 2007. The net increase of $2.8 million is due to the effect in the amortization derived from the contract backlog and public telecommunication network, asset accounted from the recognition of the “fresh-start accounting” in November 30, 2006.
The net increase in depreciation and amortization in the second quarter of 2008 is because of the recognition of the new value of noncurrent assets starting December 1, 2006 as a consequence of the criteria of the “fresh-start accounting”.
Operating Loss
Our operating loss for the second quarter of 2008 was $0.2 million and operating income of $0.3 million in 2007.
Interest Expense
Total interest cost for the second quarter of 2008 was $11.6 million, compared to $12.9 million in 2007. Our interest cost has variable cost associate with the interest rates.
Net Foreign Exchange Gain/Loss
We recorded a foreign exchange gain in the second quarter of 2008 of $0.2 million as compared a $0.1 million foreign exchange gain in 2007. Foreign exchange loss and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Other Income
Due to the success of the lawsuit against a past customer, the other income has an increase of $4.6 million.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Deferred Income Tax
For the deferred income tax as of June 30 2008, Satmex applied the different income tax rated applicable according to the estimated date of reversal. For the second quarter of 2008, we recorded a deferred income tax expense of $0.09 million on a loss before income taxes of $11.1 million less other income of $4.6 million, yielding a negative effective rate of 1.3%, and for 2007 we recorded a deferred income tax expense of $0.4 million on a loss before income taxes of $12.1 million yielding a negative effective rate of 3.4%. The change from 2008 to 2007 is primarily due to the rate effect of the currency remeasurement of temporary items, which were changed as a consequence of the recognition of the new lower value of noncurrect assets, because of the application of the criteria of the “fresh-start accounting” and the tax effect of inflation, partially compensated by the valuation allowance effect
Net Loss Applicable to Common Shareholders
Due to the factors discussed above, the net loss applicable to common shareholders for the first six months of 2008 was $18.4 million.
Item 4. Other Matters
Liquidity and Capital Resources
At June 30, 2008, we had total debt of $399.6 million. This amount represents the new First Priority Senior Secured Notes and Second Priority Senior Secured Notes issued in accordance with our Plan of Reorganization.
Sources and Uses of Cash
Net cash provided by operating activities for the six months period ended June 30, 2008 of $14.1 million consisted primarily of an increase of $6.4 million arising from the capitalization of interest of the Second Priority Senior Secured Notes, increase of $10.7 million of losses before non-cash items and a decrease in other items amounting to $3.0 million.
Net cash used by investing activities for the six months period ended June 30, 2008 was $2.6 million in satellite construction and $0.3 million for other equipments. Substantially all capital expenditures are denominated in U.S. dollars.
Our total cash balance as of June 30, 2008, was $48.4 million compared to $37.2 million on December 31.2007.
We consider that our current sources of liquidity are sufficient to meet our operating requirements for 2008.

Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Satmex has initiated plans to reorganize the structure in its operations units an administrative supports, which will result in the elimination of approximately 38 positions, or approximately 19%, of its workforce during the third quarter. Affected employees are being offered severance payments. As a result of this plan, the Company estimates incurring $1.3 million. Satmex anticipates the plan will be completed by the end of the third quarter of 2008, and that the majority of cash expenditures will be incurred in the third quarter of 2008.
Satmex has made public key management changes announcing an ad hoc committee selected Mr. Patricio Northland was formally hired on May 1, 2008.
Mr. Alfonso Maza resigned from his position as Chief Financial Officer on June 5, 2008 and Mr. Jorge Espinoza ceased to occupy the position of Executive Director Sales & Marketing on June 12, 2008.
On June 10, 2008 Satmex absolutely and unconditionally transferred and granted to a third party all right, title and interest in and to the general unsecured claim against a past customer. For the assignment of claim, Satmex received the amount of $4.6 million which were recognized in books as other income.
On June 30, 2008 Satmex entered into a Settlement Agreement with a supplier in order to settle and definitively terminate any existing and future dispute between both parties.
By mean of this instrument: (a) the supplier irrevocably waives the collection of expenses and costs to which it is entitled according to a definitive adverse judgment claim by the supplier; (b) Satmex is totally release from paying the supplier for certain incentives, and; (c) Satmex paid a charge for final resolutions regarding of the settlement agreement.
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Satélites Mexicanos, S. A. de C. V. and Subsidiaries
Item 5. Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos. S.A. de C.V. (Registrant)

Date: August 14, 2008	By:	/s/ Guillermo Reyes
(Signature)
Name: Guillermo Reyes Title: Acting Chief Financial Officer